NEWS RELEASE

North American Palladium Announces 2012 Guidance on Production, Capital
Expenditures and Exploration Budgets

All figures are in Canadian dollars except where noted.

Toronto, Ontario, January 17, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today released its operating guidance for palladium and gold production as well as its capital expenditure and exploration budget for 2012.

Summary

•
Payable palladium production from Lac des Iles ("LDI") mine to increase to 150,000 to 160,000 ounces in 2012 at cash costs per ounce in the range of US$375 to US$400.  In 2011 payable palladium production was 146,000 ounces at cash costs expected to be in line with guidance of US$450 per ounce;

•	Capital investment budget of $139 million, including $116 million on the LDI mine expansion and $17 million at Vezza gold mine;

•
Vezza mine to commence commercial production at the beginning of Q2, and forecast to produce 30,000 ounces of payable gold in the nine month period to December 31, 2012 at cash costs per ounce of US$1,150;

•	70,000 metres of palladium exploration drilling to expand reserves and resources and identify new targets; and

•
Restructuring the gold division, including discontinuing production at Sleeping Giant due to insufficient operating margin, resulting in a non-cash impairment charge on gold assets of approximately $50 million.  The Sleeping Giant mill will continue to operate to process ore from the Vezza mine.

“We expect modest growth in palladium production in 2012, a year in which our top priority is the completion of Phase I of the LDI mine expansion with the commissioning of the new shaft by year-end," stated William J. Biggar, President and Chief Executive Officer.  “This will enable us, starting in 2013, to reduce our cash costs per ounce while allowing us to increase production.”

Mr. Biggar added: “We are also pleased to announce that we will commence production from our new Vezza gold mine, which is expected to make a good contribution to our 2012 operating cash flow during a favourable gold price environment.  With a nine year mine life, a secured workforce, and good prospects for reserve growth through exploration, Vezza is well positioned to be a steady contributor of cash flow for many years to support growth in our palladium operations.

"At Sleeping Giant, we have been unable to achieve our objective of returning to profitability by mining from three new levels at depth.  While early on we had great encouragement with high grade drill results that supported the shaft deepening investment, as we conducted infill drilling we encountered a lack of continuity in the narrow vein structure such that we were unable to devise an economic mine plan,” said Mr. Biggar.  “Despite our best efforts to improve the profitability of the mine, we are disappointed with the outcome and wish to express our gratitude to our employees at Sleeping Giant for their hard work during a very challenging period.

www.nap.com

“The restructuring of our gold division conveys a significant directional change of how we perceive our future in the gold business.  With the closure of the Sleeping Giant mine, our focus will be on the steady cash generation of Vezza to support our palladium growth initiatives.  With respect to our pipeline of non-producing gold properties, there will be minimal expenditures in 2012 and we will seek to realize value through either sale or joint venture.”

Palladium Operations

“I am very pleased with the significant progress made in 2011 on our mine expansion development activities,” commented Greg Struble, Vice President and Chief Operating Officer. “During 2012 we will continue to make major investments in our mines, in exploration, and in our people and I am confident that we have the right team and processes in place to achieve our objectives.”

Production and Cash Costs

Payable palladium production from the LDI mine for the year ended December 31, 2011, totaled approximately 146,000 ounces at total cash costs expected to be in line with management’s guidance of US$450 per ounce.  More detailed disclosure of 2011 production numbers will be provided when the Company releases its year-end results in February.

2012 production is expected to show modest growth from 2011, and be in the range of 150,000 to 160,000 ounces at cash costs in the range of US$375 to US$400 per ounce.  Underground mining is expected to average 2,600 tonnes per day with ore sourced from the Roby Zone as well as the upper part of the Offset Zone (including development ore).  Surface ore will come from mining approximately 1 million tonnes from the existing open pit which was recently restarted.  Underground ore is expected to have an average head grade of 5.3 grams per tonne, and surface ore 1.9 grams per tonne.  In total, the Company expects to mill approximately 1.8 to 2.0 million tonnes of underground and surface ore at an average palladium head grade of 3.7 grams per tonne, with a mill recovery of 78%.

In 2012 the LDI mine remains in a transitional phase, with underground mining being via ramp access, until the new mine shaft becomes operational at the end of the year.  Quarterly variability in LDI's production metrics is to be expected during the transition phase, and reflects the planned mining sequence (and hence grade variability) to mitigate logistical congestion between operations and the underground development activities.  It should also be noted that cash costs are expected to be higher during the first half of the year due to seasonal trends that impact operating costs, such as increased use of propane during the winter season.

LDI’s cash costs per ounce are presented net of by-product revenue.  In 2012, the by-product metals are expected to comprise approximately 35% of LDI’s revenue, as compared to approximately 28% in 2011.  The higher by-product metal percentage in 2012 results from mining proportionally more lower palladium grade surface ore.  Assumptions used to forecast cash costs for 2012 include US$1,600 per ounce gold, US$1,600 per ounce platinum, US$8.50 per pound nickel, US$3.50 per pound copper and an exchange rate of C$1.00 to US$1.00.

The shaft, which will have a capacity of 7,000 tonnes per day, is targeted to be commissioned at the end of the year, which will allow LDI to increase its underground mining rate to 3,500 tonnes per day at the beginning of 2013.  Production will be gradually ramped up during 2013 and 2014 to 5,500 tonnes per day starting in 2015, at which point the Company expects production will exceed 250,000 ounces at cash costs of approximately US$200 per ounce.

www.nap.com

The mine expansion plan and forecast of future production is based on the current resource wireframe, and does not include potential production from the Cowboy, Outlaw, and Sheriff zones, which could alter future development plans.

Capital Expenditures

In 2011, the Company invested approximately $143 million in the LDI mine expansion.  In 2012, capital expenditures for the mine expansion are budgeted at $116 million.  Development work in 2012 will be focused on completing Phase I of the mine expansion, which involves completing the surface construction activities, advancing underground development, and completing the shaft sinking to the 795-metre level by year end.

In 2012, the Company also expects to spend $6 million in capital expenditures on additional Roby Zone development and mill and tailings management facility upgrades.

Palladium Exploration

Following the exploration success achieved in the past few years, NAP will continue to invest in exploration to expand the reserves and resources at LDI and to identify new targets.  2012 exploration expenditures are expected to be approximately $16 million, comprised of 70,000 metres of drilling, of which 64,000 metres will be at LDI, and 6,000 metres at NAP’s other nearby properties.  $10 million of the $16 million in expenditures (55,000 of the 64,000 metres to be drilled at LDI) is in connection with the mine expansion and is included in the $116 million capital expenditure budget discussed above, leaving a balance of $6 million that will be expensed.

The main focus of the exploration program will be underground exploration at LDI targeting the Offset Zone, to conduct infill drilling as well as to test extensions of the Offset Zone mineralization towards surface, at depth, and to the south.  In addition, drilling will be conducted at North LDI, the North VT-Rim and Legris Lake.

Gold Operations

Vezza Mine

The Company is pleased to announce that its Vezza mine has commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations.  Accordingly, the Company expects commercial production to commence at a mining rate of 750 tonnes per day at the beginning of the second quarter.  For the nine month period to December 31, 2012, the Company forecasts Vezza will produce approximately 30,000 ounces of gold at a cash cost of approximately US$1,150 per ounce.  This includes trucking costs of approximately US$80 per ounce.

Production will come from a blend of long hole and alimak mining methods.  The Company has entered into a contract with Promec Mining Inc., a Val d’Or mining contractor, to provide the mining workforce at Vezza.  The total workforce is expected to be in the range of 150 people.  Vezza’s ore will be trucked to the Sleeping Giant mill (approximately 85 kilometres away), which is expected to process an average head grade of 5.2 grams per tonne, with a gold recovery of 88%.

www.nap.com

In 2011, the Company invested $28 million to advance Vezza to production, and plans to invest an additional $17 million in 2012 to continue underground development of the mine.  The capital expenditures in 2012 consist of development work associated with the underground infrastructure (such as drifts and ore passes), drilling costs, as well as a new camp for the workforce, a backfill cement plant, rock conveyor and pump, and other required equipment.

Commencing in 2013, the Company expects to increase Vezza’s daily mining rate to 850 tonnes per day, yielding approximately 43,000 ounces in annual gold production, at cash costs around US$1,000 per ounce.  Vezza is expected to have a mine life of 9 years.

Sleeping Giant Mine

Payable gold production from the Sleeping Giant mine for the year ended December 31, 2011, totaled approximately 17,000 ounces at total cash costs of approximately US$1,850 per ounce.  More detailed disclosure of 2011 production numbers will be provided when the Company releases its year-end results in February.

In 2011 the Company conducted drilling in three new levels at depth, which returned good to excellent results reaffirming the higher grades at depth.  However, the Company was unable to confirm those grades over sufficient strike length, thereby significantly reducing the tonnage that could be mined profitably.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations.  The Company has therefore decided to cease mining operations at Sleeping Giant and will restructure the gold division, resulting in a non-cash impairment charge on its gold assets of approximately $50 million, which will be reflected in the fourth quarter 2011 financial results.

The mill at Sleeping Giant will continue to operate to process ore from the Vezza mine. The mill has a capacity of 900 tonnes per day which will be sufficient to process Vezza’s ore.

Although the Company plans to implement a plan to redeploy some of its Sleeping Giant employees to its nearby Vezza mine and facilitate potential transfers to LDI, the mine closure is expected to result in the layoff of approximately 90 employees.

Capital Resources and Liquidity

NAP continues to have a strong balance sheet, which gives the Company the financial strength to continue funding its development activities.  As at the end of December 31, 2011, the Company had approximately $51 million of cash on hand.  The Company is in the process of finalizing a $15 million capital lease facility to fund equipment for the LDI mine expansion, and also has a $60 million operating line, of which $48 million is available.

Upcoming Milestones

•	LDI exploration update on the remaining results from the 2011 drill program, expected in Q1, 2012;

•	Updated mineral reserve and resource estimate for LDI as at December 31, 2011, expected in Q2, 2012; and

www.nap.com

•	Updated mineral reserve and resource estimate for Vezza as at December 31, 2011, expected in Q2, 2012.

Conference Call and Webcast

Management will host a conference call and a live webcast for analysts and investors on Tuesday, January 17, 2012 at 2:00 p.m. ET to discuss the Company’s guidance for the year. The details for the conference call and webcast are as follows:

Date:	Tuesday, January 17, 2012
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Live Call:	1-866-551-3680 or 416-849-8296 (PIN: 34 76 36 23, followed by # sign)
Replay:	1-866-551-4520 or 212-401-6750 (PIN: 27 92 00, followed by # sign)

The conference call replay will be available until midnight on April 17, 2012. An archived audio webcast of the call will also be posted to the Company’s website.  Alternative international toll-free and toll access dial-in numbers for global conference participants are available on the Company’s website under the Conference Calls tab on the Investor Relations page.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993.  LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce.  NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company’s shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Director, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this news release constitutes  ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘forecast’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration, financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, the methods by which ore will be extracted, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance. 2011 operating and capital expenditure numbers discussed in this press release are subject to change following completion of the year-end audit.

www.nap.com

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com